# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Climb Bio, Inc., CIK 0001768446
CUSIP: 28658R106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 20 William Street - Suite 145, Wellesley Hills, Massachusetts (MA), 02481
Date of event which requires filing of this statement: 06/27/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001726334

## Reporting persons
- Pontifax VI G.P. L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 5,206,380; sole dispositive power 0; shared dispositive power 5,206,380; aggregate amount beneficially owned 5,206,380 (7.7% of the class)
  Comment: Consists of (i) 3,312,625 shares of common stock issued to Pontifax (Israel) VI L.P. and (ii) 1,893,755 shares of common stock issued to Pontifax (Cayman) VI L.P. The General Partner of Pontifax (Israel) VI L.P. and Pontifax (Cayman) VI L.P. is Pontifax VI G.P. L.P. The General Partner of Pontifax VI G.P. L.P. is Pontifax Management 4 G.P. (2015) Ltd. Mr. Tomer Kariv and Mr. Ran Nussbaum are the managing members of the partnerships mentioned above. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax entities listed above, and the inclusion of such shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares.
- Pontifax Management 4 G.P. (2015) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 5,206,380; sole dispositive power 0; shared dispositive power 5,206,380; aggregate amount beneficially owned 5,206,380 (7.7% of the class)
  Comment: Consists of (i) 3,312,625 shares of common stock issued to Pontifax (Israel) VI L.P. and (ii) 1,893,755 shares of common stock issued to Pontifax (Cayman) VI L.P. The General Partner of Pontifax (Israel) VI L.P. and Pontifax (Cayman) VI L.P. is Pontifax VI G.P. L.P. The General Partner of Pontifax VI G.P. L.P. is Pontifax Management 4 G.P. (2015) Ltd. Mr. Tomer Kariv and Mr. Ran Nussbaum are the managing members of the partnerships mentioned above. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax entities listed above, and the inclusion of such shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares.
- Ran Nussbaum: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 5,206,380; sole dispositive power 0; shared dispositive power 5,206,380; aggregate amount beneficially owned 5,206,380 (7.7% of the class)
  Comment: Consists of (i) 3,312,625 shares of common stock issued to Pontifax (Israel) VI L.P. and (ii) 1,893,755 shares of common stock issued to Pontifax (Cayman) VI L.P. The General Partner of Pontifax (Israel) VI L.P. and Pontifax (Cayman) VI L.P. is Pontifax VI G.P. L.P. The General Partner of Pontifax VI G.P. L.P. is Pontifax Management 4 G.P. (2015) Ltd. Mr. Tomer Kariv and Mr. Ran Nussbaum are the managing members of the partnerships mentioned above. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax entities listed above, and the inclusion of such shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares.
- Tomer Kariv: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 5,206,380; sole dispositive power 0; shared dispositive power 5,206,380; aggregate amount beneficially owned 5,206,380 (7.7% of the class)
  Comment: Consists of (i) 3,312,625 shares of common stock issued to Pontifax (Israel) VI L.P. and (ii) 1,893,755 shares of common stock issued to Pontifax (Cayman) VI L.P. The General Partner of Pontifax (Israel) VI L.P. and Pontifax (Cayman) VI L.P. is Pontifax VI G.P. L.P. The General Partner of Pontifax VI G.P. L.P. is Pontifax Management 4 G.P. (2015) Ltd. Mr. Tomer Kariv and Mr. Ran Nussbaum are the managing members of the partnerships mentioned above. Each of Mr. Kariv and Mr. Nussbaum disclaim beneficial ownership of the shares held by the Pontifax entities listed above, and the inclusion of such shares in this Schedule 13G shall not be deemed to be an admission of beneficial ownership of the reported shares.

## Item 1. Issuer
Name of issuer: Climb Bio, Inc.
Address of issuer's principal executive offices: 20 William Street - Suite 145, Wellesley Hills, Massachusetts, 02481

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Pontifax VI G.P. L.P., Pontifax Management 4 G.P. (2015) Ltd., Ran Nussbaum and Tomer Kariv
Address of principal business office or, if none, residence: 14 Shenkar Street, Herzlia 46725, Israel
Citizenship: Pontifax VI G.P. L.P. is organized in the State of Israel, Pontifax Management 4 G.P. (2015) Ltd. is incorporated in the State of Israel, and Ran Nussbaum and Tomer Kariv are citizens of the State of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,206,380
Percent of class: 7.7
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5,206,380
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 5,206,380

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
A. Joint Filing Agreement, dated as of September 18, 2025, by and among Pontifax VI G.P. L.P., Pontifax Management 4 G.P. (2015) Ltd., Ran Nussbaum and Tomer Kariv.

## Signatures
- Pontifax VI G.P. L.P.: /s/ Pontifax Management 4 G.P. (2015) Ltd., Pontifax Management 4 G.P. (2015) Ltd./General Partner (09/18/2025)
- Pontifax Management 4 G.P. (2015) Ltd.: /s/ Ran Nussbaum, Ran Nussbaum/Director (09/18/2025)
- Ran Nussbaum: /s/ Ran Nussbaum, Ran Nussbaum/Director (09/18/2025)
- Tomer Kariv: /s/ Tomer Kariv, TOMER KARIV (09/18/2025)